Via Edgar and Facsimile

June 15, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:	Rufus Decker
Accounting Branch Chief

Re:	Colgate-Palmolive Company (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2009
Quarterly Report on Form 10-Q for the period ended March 31, 2010
Definitive Proxy Statement on Schedule 14A filed March 24, 2010, and amended April 6, 2010 and April 16, 2010
File No. 001-00644

Dear Mr. Decker:

We are pleased to respond to the comments included in your letter dated June 2, 2010 regarding our most recently filed Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”), as indicated above. For your convenience, your comment is repeated below in bold, followed by our response.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON MARCH 24, 2010, AND AMENDED APRIL 6, 2010 AND APRIL 16, 2010

Compensation Discussion and Analysis, page 19

1.	We note your response to comment two in our letter dated May 17, 2010. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Response

As noted in our previous response, the Board’s Personnel and Organization Committee (the “P&O Committee”) oversees an annual risk assessment of the Company’s compensation policies and practices covering all of the Company’s employees.

The most recent compensation risk assessment was conducted in February 2010.  As part of this assessment, the Company’s Global Human Resources executives first identified, based in part on guidance from the P&O Committee’s compensation consultant, Frederick W. Cook & Co., Inc. (“F.W. Cook”), and the Company’s internal and external legal counsel, design or administrative features of compensation plans or practices that are generally recognized as having the potential to encourage excessive risk-taking behavior, such as:

●	very low salary when compared to high annual incentive pay,
●	performance metrics based solely on revenue or profit generated by an employee,
●	long-term incentive compensation paid in cash rather than in stock and
●	long-term employment contracts that provide significant pay guarantees.

The Company’s Global Human Resources executives then analyzed the Company’s compensation and benefit plans and related policies and practices against the previously identified high-risk design or administrative features.  This analysis focused on the Company’s incentive compensation plans as they were viewed as having higher potential to encourage risk-taking behavior than other compensation and benefit components.  The analysis was documented in a draft risk assessment that was discussed with and reviewed by F.W. Cook.  After F.W. Cook’s review and input, the risk assessment was then reviewed by the P&O Committee.  At the P&O Committee’s February 4, 2010 meeting, the Committee, F.W. Cook, the Company’s chief risk officer (its Chief Financial Officer) and the Company’s Global Human Resources executives reviewed the Company’s executive compensation strategy and programs, reviewed the Company’s historical pay-for-performance analysis and discussed the draft risk assessment previously sent to the Committee.  Following review and discussion, the P&O Committee found:
●	the Company’s pay mix is consistent with market practice and not overly weighted towards incentives,
●	the Company’s performance metrics are realistic and drive long-term sustained value,
●	the Company’s stock ownership guidelines are reasonable and encourage a long-term perspective and
●	Company culture emphasizes incremental continuous improvement and sustained shareholder value creation.

Based on these findings, the P&O Committee concluded that the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

* * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above is responsive to the requests for additional information raised in your letter. Should you have any questions or wish to discuss the above response, please do not hesitate to contact me at (212) 310-2636 or Steve Patrick, Chief Financial Officer, at (212) 310-2194.

Very truly yours,

/s/ Dennis J. Hickey
Dennis J. Hickey
Vice President and Corporate Controller

cc:	Ian Cook
Chairman of the Board, President
and Chief Executive Officer

Stephen C. Patrick
Chief Financial Officer

Andrew D. Hendry
Senior Vice President,
General Counsel and Secretary

Lisa Haynes
U.S. Securities and Exchange Commission,
Staff Accountant